SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             THE LAMAUR CORPORATION
                             ----------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)


                                   513233-10-6
                                   -----------
                                 (CUSIP Number)


                             Mark A. Petersen, Esq.
                        Leonard, Street And Deinard, P.A.
                             150 South Fifth Street
                                   Suite 2300
                          Minneapolis, Minnesota 55402
                                 (612) 335-1500
                                 --------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                November 1, 2001
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                     (Cover page continued on next 9 pages)

                                  SCHEDULE 13D

                              CUSIP NO. 513233-10-6

-------------------------------------------- -----------------------------------

(1) Names of reporting persons.............   LAWRENCE H. PESIN
I.R.S. Identification Nos. of above persons
(entities only)............................

-------------------------------------------- -----------------------------------

(2) Check the appropriate box if a member of  (a)  X
 a group (see instructions)................  -----------------------------------
                                              (b)

-------------------------------------------- -----------------------------------

(3) SEC use only...........................
-------------------------------------------- -----------------------------------

(4) Source of funds (see instructions).....   PF

-------------------------------------------- -----------------------------------

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

-------------------------------------------- -----------------------------------

(6) Citizenship or place of organization...   USA

-------------------------------------------- -----------------------------------

Number of shares beneficially owned by each reporting person with:


     (7) Sole voting power.................   1,875,000

     (8) Shared voting power...............   -0-

     (9) Sole dispositive power............   1,875,000

     (10) Shared dispositive power.........   -0-

-------------------------------------------- -----------------------------------

(11) Aggregate amount beneficially owned by
each reporting person......................   1,875,000

-------------------------------------------- -----------------------------------

(12) Check if the aggregate amount in
Row (11) excludes certain shares (see
instructions)..............................

-------------------------------------------- -----------------------------------

(13) Percent of class represented by amount
in Row (11)................................   13.6%

-------------------------------------------- -----------------------------------

(14) Type of reporting person (see
instructions)..............................   IN

-------------------------------------------- -----------------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 513233-10-6

-------------------------------------------- -----------------------------------

(1) Names of reporting persons.............   JAY T. OLSON
I.R.S. Identification Nos. of above persons
(entities only)............................

-------------------------------------------- -----------------------------------

(2) Check the appropriate box if a member of  (a)  X
a group (see instructions).................  -----------------------------------
                                              (b)

-------------------------------------------- -----------------------------------

(3) SEC use only...........................

-------------------------------------------- -----------------------------------

(4) Source of funds (see instructions).....   PF

-------------------------------------------- -----------------------------------

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

-------------------------------------------- -----------------------------------

(6) Citizenship or place of organization...   USA

-------------------------------------------- -----------------------------------

Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power.................   1,150,625

     (8) Shared voting power...............   -0-

     (9) Sole dispositive power............   1,150,625

     (10) Shared dispositive power.........   -0-

-------------------------------------------- -----------------------------------

(11) Aggregate amount beneficially owned by
each reporting person......................   1,150,625

-------------------------------------------- -----------------------------------

(12) Check if the aggregate amount in
Row (11) excludes certain shares (see
instructions)..............................

-------------------------------------------- -----------------------------------

(13) Percent of class represented by amount
in Row (11)................................   8.7%

-------------------------------------------- -----------------------------------

(14) Type of reporting person (see
instructions)..............................   IN

-------------------------------------------- -----------------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 513233-10-6

-------------------------------------------- -----------------------------------

(1) Names of reporting persons.............   HAROLD M. COPPERMAN
I.R.S. Identification Nos. of above persons
(entities only)............................

-------------------------------------------- -----------------------------------

(2) Check the appropriate box if a member of  (a)  X
a group (see instructions).................  -----------------------------------
                                              (b)

-------------------------------------------- -----------------------------------

(3) SEC use only...........................

-------------------------------------------- -----------------------------------

(4) Source of funds (see instructions).....   PF

-------------------------------------------- -----------------------------------

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

-------------------------------------------- -----------------------------------

(6) Citizenship or place of organization...   USA

-------------------------------------------- -----------------------------------

Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power.................   1,687,795

     (8) Shared voting power...............   -0-

     (9) Sole dispositive power............   1,687,795

     (10) Shared dispositive power.........   -0-

-------------------------------------------- -----------------------------------

(11) Aggregate amount beneficially owned by
each reporting person......................   1,687,795

-------------------------------------------- -----------------------------------

(12) Check if the aggregate amount in
Row (11) excludes certain shares (see
instructions)..............................

-------------------------------------------- -----------------------------------

(13) Percent of class represented by amount
in Row (11)................................   13.5%

-------------------------------------------- -----------------------------------

(14) Type of reporting person (see
instructions)..............................   IN

-------------------------------------------- -----------------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 513233-10-6

-------------------------------------------- -----------------------------------

(1) Names of reporting persons.............   BRUCE DESONNE
I.R.S. Identification Nos. of above persons
(entities only)............................

-------------------------------------------- -----------------------------------

(2) Check the appropriate box if a member of  (a)  X
a group (see instructions).................  -----------------------------------
                                              (b)

-------------------------------------------- -----------------------------------

(3) SEC use only...........................

-------------------------------------------- -----------------------------------

(4) Source of funds (see instructions).....   PF

-------------------------------------------- -----------------------------------

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

-------------------------------------------- -----------------------------------

(6) Citizenship or place of organization...   USA

-------------------------------------------- -----------------------------------

Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power.................   1,150,000

     (8) Shared voting power...............   -0-

     (9) Sole dispositive power............   1,150,000

     (10) Shared dispositive power.........   -0-

-------------------------------------------- -----------------------------------

(11) Aggregate amount beneficially owned by
each reporting person......................   1,150,000

-------------------------------------------- -----------------------------------

(12) Check if the aggregate amount in
Row (11) excludes certain shares (see
instructions)..............................

-------------------------------------------- -----------------------------------

(13) Percent of class represented by amount
in Row (11)................................   8.7%

-------------------------------------------- -----------------------------------

(14) Type of reporting person (see
instructions)..............................   IN

-------------------------------------------- -----------------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 513233-10-6

-------------------------------------------- -----------------------------------

(1) Names of reporting persons.............   INTERTEC HOLDINGS, L.P.
I.R.S. Identification Nos. of above persons
(entities only)............................   68-0328013

-------------------------------------------- -----------------------------------

(2) Check the appropriate box if a member of  (a)  X
a group (see instructions).................  -----------------------------------
                                              (b)

-------------------------------------------- -----------------------------------

(3) SEC use only...........................

-------------------------------------------- -----------------------------------

(4) Source of funds (see instructions).....   WC

-------------------------------------------- -----------------------------------

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

-------------------------------------------- -----------------------------------

(6) Citizenship or place of organization...   DE

-------------------------------------------- -----------------------------------

Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power.................   1,810,425

     (8) Shared voting power...............   -0-

     (9) Sole dispositive power............   1,810,425

     (10) Shared dispositive power.........   -0-

-------------------------------------------- -----------------------------------

(11) Aggregate amount beneficially owned by
each reporting person......................   1,810,425

-------------------------------------------- -----------------------------------

(12) Check if the aggregate amount in
Row (11) excludes certain shares (see
instructions)..............................

-------------------------------------------- -----------------------------------

(13) Percent of class represented by amount
in Row (11)................................   14.0%

-------------------------------------------- -----------------------------------

(14) Type of reporting person (see
instructions)..............................   PN

-------------------------------------------- -----------------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 513233-10-6

-------------------------------------------- -----------------------------------

(1) Names of reporting persons.............   BRUCE H. MCQUISTON
I.R.S. Identification Nos. of above persons
(entities only)............................

-------------------------------------------- -----------------------------------

(2) Check the appropriate box if a member of  (a)  X
a group (see instructions).................  -----------------------------------
                                              (b)

-------------------------------------------- -----------------------------------

(3) SEC use only...........................

-------------------------------------------- -----------------------------------

(4) Source of funds (see instructions).....   PF

-------------------------------------------- -----------------------------------

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

-------------------------------------------- -----------------------------------

(6) Citizenship or place of organization...   USA

-------------------------------------------- -----------------------------------

Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power.................   650,000

     (8) Shared voting power...............   -0-

     (9) Sole dispositive power............   650,000

     (10) Shared dispositive power.........   -0-

-------------------------------------------- -----------------------------------

(11) Aggregate amount beneficially owned by
each reporting person......................   650,000

-------------------------------------------- -----------------------------------

(12) Check if the aggregate amount in
Row (11) excludes certain shares (see
instructions)..............................

-------------------------------------------- -----------------------------------

(13) Percent of class represented by amount
in Row (11)................................   5.1%

-------------------------------------------- -----------------------------------

(14) Type of reporting person (see
instructions)..............................   IN

-------------------------------------------- -----------------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 513233-10-6

-------------------------------------------- -----------------------------------

(1) Names of reporting persons.............   PERRY D. HOFF
I.R.S. Identification Nos. of above persons
(entities only)............................

-------------------------------------------- -----------------------------------

(2) Check the appropriate box if a member of  (a)  X
a group (see instructions).................  -----------------------------------
                                              (b)

-------------------------------------------- -----------------------------------

(3) SEC use only...........................

-------------------------------------------- -----------------------------------

(4) Source of funds (see instructions).....   PF

-------------------------------------------- -----------------------------------

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

-------------------------------------------- -----------------------------------

(6) Citizenship or place of organization...   USA

-------------------------------------------- -----------------------------------

Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power.................   1,161,060

     (8) Shared voting power...............   1,810,425

     (9) Sole dispositive power............   1,161,060

     (10) Shared dispositive power.........   1,810,425

-------------------------------------------- -----------------------------------

(11) Aggregate amount beneficially owned by
each reporting person......................   2,971,485

-------------------------------------------- -----------------------------------

(12) Check if the aggregate amount in
Row (11) excludes certain shares (see
instructions)..............................

-------------------------------------------- -----------------------------------

(13) Percent of class represented by amount
in Row (11)................................   24.3%

-------------------------------------------- -----------------------------------

(14) Type of reporting person (see
instructions)..............................   IN

-------------------------------------------- -----------------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 513233-10-6

-------------------------------------------- -----------------------------------

(1) Names of reporting persons.............   VANCE HOFF
I.R.S. Identification Nos. of above persons
(entities only)............................

-------------------------------------------- -----------------------------------

(2) Check the appropriate box if a member of  (a)  X
a group (see instructions).................  -----------------------------------
                                              (b)

-------------------------------------------- -----------------------------------

(3) SEC use only...........................

-------------------------------------------- -----------------------------------

(4) Source of funds (see instructions).....   PF

-------------------------------------------- -----------------------------------

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

-------------------------------------------- -----------------------------------

(6) Citizenship or place of organization...   USA

-------------------------------------------- -----------------------------------

Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power.................   1,128,960

     (8) Shared voting power...............   1,810,425

     (9) Sole dispositive power............   1,128,960

     (10) Shared dispositive power.........   1,810,425

-------------------------------------------- -----------------------------------

(11) Aggregate amount beneficially owned by
each reporting person......................   2,939,385

-------------------------------------------- -----------------------------------

(12) Check if the aggregate amount in
Row (11) excludes certain shares (see
instructions)..............................

-------------------------------------------- -----------------------------------

(13) Percent of class represented by amount
in Row (11)................................   24.1%

-------------------------------------------- -----------------------------------

(14) Type of reporting person (see
instructions)..............................   IN

-------------------------------------------- -----------------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 513233-10-6

-------------------------------------------- -----------------------------------

(1) Names of reporting persons.............   CLARK TAYLOR
I.R.S. Identification Nos. of above persons
(entities only)............................

-------------------------------------------- -----------------------------------

(2) Check the appropriate box if a member of  (a) X
a group (see instructions).................  -----------------------------------
                                              (b)

-------------------------------------------- -----------------------------------

(3) SEC use only...........................

-------------------------------------------- -----------------------------------

(4) Source of funds (see instructions).....   PF

-------------------------------------------- -----------------------------------

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

-------------------------------------------- -----------------------------------

(6) Citizenship or place of organization...   USA

-------------------------------------------- -----------------------------------

Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power.................   630,000

     (8) Shared voting power...............   -0-

     (9) Sole dispositive power............   630,000

     (10) Shared dispositive power.........   -0-

-------------------------------------------- -----------------------------------

(11) Aggregate amount beneficially owned by
each reporting person......................   630,000

-------------------------------------------- -----------------------------------

(12) Check if the aggregate amount in
Row (11) excludes certain shares (see
instructions)..............................

-------------------------------------------- -----------------------------------

(13) Percent of class represented by amount
in Row (11)................................   5.0%

-------------------------------------------- -----------------------------------

(14) Type of reporting person (see
instructions)..............................   IN

-------------------------------------------- -----------------------------------

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, par value $.01, of The Lamaur Corporation, 5601 East River Road, Fridley, MN 55432 (the "Issuer").

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed jointly by the individuals and entity identified below (collectively the "Holders"). The Holders disclaim that they are a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The address for each Holder is c/o The Lamaur Corporation, 5601 East River Road, Fridley, MN 55432.

         1. Lawrence H. Pesin, Chairman and Chief Executive Officer of the
            Issuer
         2. Jay T. Olson, Vice President--Finance of the Issuer
         3. Harold M. Copperman, Director of the Issuer
         4. Bruce Desonne, Vice President--Marketing and Operations of the
            Issuer
         5. Intertec Holdings, L.P.
         6. Bruce H. McQuiston, Vice President--Sales of the Issuer
         7. Perry D. Hoff, Director of the Issuer and Private Investor
         8. Vance Hoff, Secretary to the Board of Directors of the Issuer and Private Investor
         9. Clark Taylor, Vice President--Sales of the Issuer

         During the last five years, none of the Holders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and none of the Holders was a party to a civil proceeding as a result of which a Holder is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Of the shares reported herein, 8,950,000 are purchasable under options as follows: Mr. Pesin (1,875,000), Mr. Copperman (1,375,000), Mr. Olson (1,100,000), Mr. Desonne (1,150,000), Mr. McQuiston (600,000), Mr. Perry D. Hoff
(1,125,000), Mr. Vance Hoff (1,125,000) and Mr. Taylor (600,000). When and if
exercised, the shares purchased pursuant to these options will be paid for from the personal funds of the respective option holders.

ITEM 4.  PURPOSE OF TRANSACTION

         The shares reported herein (to the extent not purchasable under options) were acquired by the Holders for investment purposes. The Holders have no plans or proposals which would result in any (i) extraordinary transactions with regard to the Issuer, (ii) change in the Issuer's capitalization, business or corporate structure, charter or bylaws, or board of directors or management, or (iii) other event described within (a) through (j) to the instructions to
Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Information with respect to the aggregate number, and percentage, of all outstanding Common Stock beneficially owned as of November 7, 2001 by each of the Holders is set forth below:

                                    Number of Shares       Percentage of
                  Name              of Common Stock     Outstanding Shares
                  ----              ---------------     ------------------

         Lawrence H. Pesin (1)          1,875,000              13.6%
         Jay T. Olson (2)               1,150,625               8.7%
         Harold M. Copperman (3)        1,687,795              13.5%
         Bruce Desonne (4)              1,150,000               8.7%
         Intertec Holdings, L.P.        1,810,425              14.0%
         Bruce H. McQuiston (5)           650,000               5.1%
         Perry D. Hoff (6)              2,971,485              24.3%
         Vance Hoff (6)                 2,939,385              24.1%
         Clark Taylor (7)                 630,000               5.0%

-----------------------------
         (1) Includes options to purchase 1,875,000 shares
         (2) Includes options to purchase 1,100,000 shares
         (3) Includes options to purchase 1,375,000 shares
         (4) Includes options to purchase 1,150,000 shares
         (5) Includes options to purchase 600,000 shares
         (6) Includes 1,810,425 shares held by Intertec Holdings, L.P. and options to purchase 1,125,000 shares
         (7) Includes options to purchase 600,000 shares

         The Holders' responses to Items 7 through 13 of the cover pages of the statement are incorporated herein by reference.

         At October 31, 2001, the Issuer had 7,081,973 shares of common stock outstanding. The Holders, as of June 1, 2001, collectively own or have the right to purchase 11,243,865 shares of the Issuer's common stock. This amount constitutes approximately 70.1% of the Issuer's common stock, assuming exercise of the reported options resulting in 16,031,973 shares outstanding.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A -- Agreement as to joint filing pursuant to Regulation
Section 240.13d-1(f)(1)(iii).

                                   SIGNATURES

         After reasonable inquiry, and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated: November 12, 2001

         /s/ Lawrence H. Pesin
-----------------------------------------
Lawrence H. Pesin

         /s/ Jay T. Olson
-----------------------------------------
Jay T. Olson

         /s/ Harold M. Copperman
-----------------------------------------
Harold M. Copperman

         /s/ Bruce Desonne
-----------------------------------------
Bruce Desonne

         /s/ Bruce H. McQuiston
-----------------------------------------
Bruce H. McQuiston

         /s/ Perry D. Hoff
-----------------------------------------
Perry D. Hoff

INTERTEC HOLDINGS, L.P.


By:      /s/ Perry D. Hoff
   --------------------------------------
         Perry D. Hoff, a partner

         /s/ Vance Hoff
-----------------------------------------
Vance Hoff

         /s/ Clark Taylor
-----------------------------------------
Clark Taylor

                                    EXHIBIT A

                          AGREEMENT AS TO JOINT FILING


         Pursuant to Regulation Section 240.13d-1(f)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D Amendment relating to The Lamaur Corporation is being filed on behalf of each of the undersigned.


         /s/ Lawrence H. Pesin
-------------------------------------
Lawrence H. Pesin

         /s/ Jay T. Olson
-------------------------------------
Jay T. Olson

         /s/ Harold M. Copperman
-------------------------------------
Harold M. Copperman

         /s/ Bruce Desonne
-------------------------------------
Bruce Desonne

         /s/ Bruce H. McQuiston
-------------------------------------
Bruce H. McQuiston

         /s/ Perry D. Hoff
-------------------------------------
Perry D. Hoff

INTERTEC HOLDINGS, L.P.


By:      /s/ Perry D. Hoff
   ----------------------------------
         Perry D. Hoff, a partner

         /s/ Vance Hoff
-------------------------------------
Vance Hoff

         /s/ Clark Taylor
-------------------------------------
Clark Taylor